


15005513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/14/15

March 9, 2015

Rachel E. Geiersbach
Advance Auto Parts, Inc.
rachel.geiersbach@advance-auto.com

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-9-15

Re: Advance Auto Parts, Inc.
Incoming letter dated January 14, 2015

Dear Ms. Geiersbach:

This is in response to your letter dated January 14, 2015 concerning the shareholder proposal submitted to Advance Auto Parts by John Chevedden. We also have received letters from the proponent dated January 15, 2015 and January 18, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

March 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Advance Auto Parts, Inc.
Incoming letter dated January 14, 2015

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that Advance Auto Parts may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Advance Auto Parts may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Advance Auto Parts, Inc. (AAP)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 14, 2015 company request concerning this rule 14a-8 proposal.

The company does not disclose the reason it includes only a 3-month trading volume figure when the issue concerns a period of one-year of continuous stock ownership.

The company does not claim that there is but one method to evaluate whether a director is independent and that only the company itself can determine that one method.

The company does not claim that it was impossible for it to locate any outside evaluation of Mr. Jackson's total annual pay from all company related sources that was higher than $4.3 million.

The company does not claim that Commission Comment to Forest Laboratories also mandated that companies include critical shareholder comments in their SEC filings – just as companies are guaranteed the right to include critical comments on shareholder proposals.

The company does not claim that it failed to obtain any information whatsoever from GMI.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Rachel Geiersbach <rachel.geiersbach@advance-auto.com>

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 15, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Advance Auto Parts, Inc. (AAP)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 14, 2015 company request concerning this rule 14a-8 proposal.

The company letter does not address this bylaw text, which is also attached (emphasis added):
Section 2.03 Special Meetings. A special meeting of stockholders, for any purpose or purposes, may be called only by the Chief Executive Officer, the Chair of the Board of Directors, the Board of Directors, or stockholders who hold, **continuously for at least one year, at least 25 percent**, in the aggregate, of the outstanding common stock of the Corporation, and may not be called by any other person or persons. Business transacted at any special meeting shall be limited to the purposes stated in the notice of the meeting sent by the Corporation subject to the nomination procedures for directors set forth in Section 2.04(b) of these By-Laws.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Rachel Geiersbach <rachel.geiersbach@advance-auto.com>

AMENDED AND RESTATED
BY-LAWS
OF
ADVANCE AUTO PARTS, INC.

Effective June 7, 2013

I. Offices.

Section 1.01 Registered Office. The Corporation shall maintain a registered office and registered agent within the State of Delaware at such place as may be designated from time to time by the Board of Directors of the Corporation.

Section 1.02 Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or as the business of the Corporation may require.

II. Stockholders.

Section 2.01 Place of Meetings. Meetings of stockholders may be held at the principal executive office of the Corporation or at such other place as may be designated by the Board of Directors, the Chief Executive Officer of the Corporation or the Chair of the Board of Directors.

Section 2.02 Annual Meetings. An annual meeting of stockholders shall be held in each calendar year for the election of directors on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the annual meeting, provided that such business is properly brought before the meeting.

Section 2.03 Special Meetings. A special meeting of stockholders, for any purpose or purposes, may be called only by the Chief Executive Officer, the Chair of the Board of Directors, the Board of Directors, or stockholders who hold, continuously for at least one year, at least 25 percent, in the aggregate, of the outstanding common stock of the Corporation, and may not be called by any other person or persons. Business transacted at any special meeting shall be limited to the purposes stated in the notice of the meeting sent by the Corporation subject to the nomination procedures for directors set forth in Section 2.04(b) of these By-Laws.

Section 2.04 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Shareholders.

(1) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation's notice of meeting (or a supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) properly brought before the meeting by a stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in Section 2.04 of these By-Laws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in Section 2.04 of these By-Laws as to such business or nomination; clause (C) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as

amended (the "Exchange Act") and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

(2) Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.04(a)(1)(C) of these By-Laws, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action.

(A) To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 130 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

Rachel E. Geiersbach,
Vice President, Legal

ADVANCE AUTO PARTS
5008 Airport Road
Roanoke, VA 24012

Direct: 540.561.1632
Fax: 540.561.1448
Email: rachel.geiersbach@advance-auto.com

January 14, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: Advance Auto Parts, Inc. – Notice of Intent to Omit from Proxy Materials Stockholder Proposal Submitted by John Chevedden – Securities and Exchange Act of 1934– Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Advance Auto Parts, Inc., a Delaware corporation (the "**Company**") to inform you of the Company's intention to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "**Proxy Materials**") a shareholder proposal (the "**Proposal**") and statement in support thereof (the "**Supporting Statement**") received by the Company from Mr. John Chevedden (the "**Proponent**") on December 8, 2014. The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Pursuant to Exchange Act Rule 14a-8(j), enclosed for filing with the Securities and Exchange Commission (the "**Commission**") are (i) this letter (together with the exhibits hereto), which includes an explanation in support of the Company's belief that it may exclude the Proposal and (ii) the Proposal. By sending the Proponent an emailed copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the staff of the Division of Corporation Finance (the "**Staff**") in response to this letter.

Pursuant to Exchange Act Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its 2015 definitive Proxy Materials with the Commission.

The Proposal

The Proposal states:


Advance Auto Parts
Service is our best part.

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable l aw and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The Supporting Statement included in the Proposal states as follows:

> A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.
>
> A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Advance Auto Parts shareholders, from only those shareholders with at least one-year of continuously stock ownership, to call a special meeting.
>
> Thus potentially 50% of Advance Auto Parts shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Advance Auto Parts one-year rule. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."
>
> Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:
>
> Our inside-related Chairman John Brouillard (on our audit committee also) was negatively flagged by GMI Ratings, an independent investment research firm, because of his tenure on the Eddie Bauer Holdings board when it filed for bankruptcy. Other inside-related directors included Jimmie Wade, Temple Sloan and William Oglesby. The Advance Auto Parts board lacked an independent majority and a fully independent audit committee (a serious concern for shareholders according to GMI).
>
> Darren Jackson was given $12 million in 2013 Total Realized Pay. GMI said unvested equity pay partially or fully accelerate upon CEO termination. Advance

Auto Parts pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent- Proposal X

A copy of the Proposal, Supporting Statement, and related correspondence between the Company and the Proponent is attached hereto as Exhibit A.

Basis for Exclusion

The Company respectfully requests that the Staff concur with its conclusion that the Proposal may be excluded from its Proxy Materials and, in turn, not recommend to the Commission that enforcement action be taken, pursuant to Exchange Act:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(3) because the Supporting Statement is materially false and misleading and contains misrepresentative and unsubstantiated references to non-public materials which the Proponent has not made available to the Company.

Analysis

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Pursuant to Exchange Act Rule 14a-8(i)(3), a company may properly exclude a stockholder proposal from its proxy materials and form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal which is vague and indefinite so as to be inherently misleading is excludable under Rule 14a-8(i)(3) when, if included in the proxy materials, the proposal would mislead shareholders as to its ultimate outcome and effect on the Company if adopted. See, e.g. *USA Technologies, Inc.* (Mar. 27, 2013) (permitting the exclusion of a proposal as vague and indefinite when "in applying [the] particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."); *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting the exclusion of a proposal that was open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal.").

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("**SLB 14B**"), the Staff clarified that it may be appropriate to modify or exclude a proposal, its supporting statement and/or portions thereof under Rule 14a-8(i)(3) if, among other infirmities: (i) "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or (ii) "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal . . . ." The Proposal and Supporting Statement at hand are excludable on both bases.

The Proposal itself seeks to give shareholders the ability to act by written consent, yet the Supporting Statement focuses on shareholders' ability to call a special meeting. Specifically, the Supporting Statement sets forth (erroneously) the Company's requirements for shareholders to call a special meeting, describes the requirements as potentially disenfranchising, and claims that the Proposal is a means to "equalize" the Company's "limited provisions for shareholders to call a special meeting." These statements suggest that, if implemented, the Proposal would directly enhance shareholders' ability to call a special meeting. In fact, the Proposal does not address shareholders' ability to call a special meeting in any way: there is no mention of special meetings anywhere in the Proposal and no part of the proposed ability to act by written consent is aligned with shareholders' current ability to call special meetings.

The inherent disconnect between the subject matter addressed in the Supporting Statement and the resolution contained in the Proposal makes it impossible to determine with any reasonable certainty exactly what actions or measures the Proposal requires the Company to take. Moreover, the inclusion of such irrelevant and conflicting language in the Supporting Statement causes inherent obscurity as to whether the Proposal would ultimately affect the shareholders' ability to call a special meeting. Such fundamental inconsistency is comparable to that in *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008), where the Staff permitted the exclusion of a proposal which explicitly sought to give shareholders an advisory vote on the substance of the company's executive compensation policies, but contained inconsistent supporting information claiming that the effect of the proposal would be allow to shareholders to vote on the adequacy of the Company's executive compensation disclosure process. As in *Jefferies Group, Inc.*, the inconsistency between the explicit effect of the resolution set forth in the Proposal itself and the claimed effect of the resolution set forth in the Supporting Statement would cause shareholders to be misled as to the subject matter, outcome, and ultimate effect of the Proposal if the Proposal were included in the Proxy Materials. For this reason and others set forth herein, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Supporting Statement is materially false and misleading and contains misrepresentative and

unsubstantiated references to non-public materials which the Proponent has not made available to the Company.

Pursuant to Rule 14a-8(i)(3), a company may exclude all or certain portions of a proposal or supporting statement thereto which violate any of the Commission's proxy rules, including Rule 14a-9's prohibition against the inclusion of materially false and misleading statements in proxy materials. See Staff Legal Bulletin No. 14 (Jul. 13, 2001) (explaining that a company may ultimately exclude an entire proposal and supporting statement as materially false or misleading if it would "require detailed and extensive editing in order to bring [the proposal and supporting statement] into compliance with the proxy rules . . . ."). In SLB 14B, the Staff clarified that it may be appropriate to modify or exclude an assertion contained within a proposal or supporting statement if such assertion is materially false or misleading. In light of the Staff's position on such matters, the Company requests that the Staff concur that the Proposal and the Supporting Statement are excludable on the grounds that they contain statements which are, individually and in the aggregate, materially and objectively false and misleading in violation of Rule 14a-8(i)(3).

A. The Supporting Statement includes statements that are materially and objectively false or misleading.

Many of the assertions in the Supporting Statement are demonstrably, materially and objectively false or misleading in violation of Rule 14a-8(i)(3). In the event that the Staff does not concur that the Proposal should be excluded in its entirety on this basis, the Company requests that the Staff concur with the exclusion of the following materially false and misleading statements contained in the Supporting Statement, for the reasons set forth below:

- ***"[I]t takes 25% of Advance Auto Parts shareholders, from only those shareholders with at least one-year of continuously [sic] stock ownership, to call a special meeting."*** This statement is objectively and materially false, as it does not take 25 percent of the Company's shareholders with at least one-year of "continuously stock ownership" to call a special meeting. Instead, according to Article VII.B of the Company's Restated Certificate of Incorporation (as amended), stockholders who hold, continuously for at least one year, at least 25 percent, in the aggregate, of the Company's outstanding common stock may call a special meeting of shareholders. Thus, the Proponent's statement is false because the shareholders' ability to call a special meeting is based on such shareholders' *aggregate ownership* of at least 25 percent of the Company's stock, and not on the collective action of 25 percent of the Company's *shareholders* (as the Proponent falsely claims).
- ***"Thus potentially 50% of Advance Auto Parts shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Advance Auto Parts one-year rule."*** The Proponent does not explain how he came to this conclusion and, based on the percentages provided in the Supporting Statement, there appears to be

no mathematical basis for this assertion.[1] The article which the Proponent references in connection with his conclusion– "Stock Market Investors Have Become Absurdly Impatient"– is merely five sentences long and does not provide any verifiable bases linking the conclusion to the Company. Moreover, the Proponent fails to reconcile his conclusion with readily available figures pertaining to the actual trading volume of the Company's shares. For example, a basic internet search for the Company's trading information reveals that the average three-month trading volume is 828,498 shares– a slim figure when compared to the Company's 72,940,548 outstanding shares. To the extent the Proponent's conclusion lacks any factual connection to the Company, the conclusion is at least materially misleading. To the extent the conclusion is based on the Proponent's faulty assertion concerning shareholders' ability to call a special meeting (discussed above), this statement is both materially and objectively misleading and also entirely false.

- ***"The Advance Auto Parts board lacked an independent majority and a fully independent audit committee (a serious concern for shareholders according to GMI)."*** This statement is materially and objectively false and misleading in all respects. As stated in the Company's 2014 Proxy Statement, the Board, after consultation with and upon the recommendation of the Company's Nominating and Corporate Governance Committee, has determined that six of its ten directors (directors Bergstrom, Brouillard, Raines, Ray, Saladrigas and Dias) are "independent" directors under the listing standards of the New York Stock Exchange (the "**NYSE**"), because each of these directors: (1) had no material relationship with the Company or its subsidiaries, either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with the Company or its subsidiaries and (2) satisfied the "bright line independence" criteria set forth in Section 303A.02(b) of the NYSE's listing standards. The Company's Board reviews each director's status under this independence definition annually with the assistance of the Nominating and Corporate Governance Committee. Each director is required to keep the Nominating and Corporate Governance Committee fully and promptly informed as to any developments that might affect his or her independence. Mr. Brouillard served as the interim Chair, President and Chief Executive Officer of the Company from May 2007 until January 2008, when he became the non-executive Chair of the Board. Other than this brief interim executive role with the Company, he has had no other related party

[1] The percentages provided in the Supporting Statement are as follows:
A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Advance Auto Parts shareholders, from only those shareholders with at least one-year of continuously stock ownership, to call a special meeting.
Thus potentially 50% of Advance Auto Parts shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Advance Auto Parts one-year rule. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

transactions with the Company other than his role on the Company's Board. In addition, none of the directors that have been determined as "independent" under the NYSE rules have any related party transaction with the Company. It is therefore materially false to assert that the Board lacks an independent majority.
Likewise, the Audit Committee is comprised of directors Brouillard, Ray, and Saladrigas– all of whom were deemed to be independent pursuant to the "bright line independence" criteria set forth in Section 303A.02(b) of the NYSE listing standards. The Proponent has no basis to assert that the Board lacks an independent majority or question the independence of the Company's Chair of the Board and Audit Committee member, Mr. Brouillard. Thus, the Company believes it to be materially false and misleading to assert that the Company's Audit Committee and Board fail to be independent.

- ***"Darren Jackson was given $12 million in 2013 Total Realized Pay."*** This statement is materially and objectively false and misleading. By using the capitalized term "Total Realized Pay" without providing a definition thereof, the statement misleads investors into believing that "Total Realized Pay" reflects total compensation. Such conclusion, however, is objectively false. As set forth in the Summary Compensation Table in the Company's 2014 Proxy Statement, Mr. Jackson's total compensation in 2013 was $4,282,934– far less than the $12 million claimed in the Supporting Statement. To the extent that such statement was designed to cause investors to draw false conclusions, the statement is deliberately misleading. To the extent the Proponent used "Total Realized Pay" as a synonym for total compensation, the statement is patently false.

B. The Supporting Statement contains misleading and unsubstantiated references to non-public materials which the Proponent has not made available to the Company for evaluation.

When making references to external sources in a shareholder proposal, proponents are subject to the same standards that apply to companies under Rule 14a-9. If a company references external sources in its proxy materials that are not publicly available, the Staff generally requires that the company provide copies of the source materials in order to demonstrate that the references are not false or misleading under Rule 14a-9. See *Commission Comment Letter to Forest Laboratories, Inc.* (dated Aug. 12, 2011) (asking the company to either make available copies of a report referenced in its definitive additional proxy soliciting materials and/or refrain from referencing or making unsupported statements in its filings).

Similarly, the Staff requires that proponents provide companies with copies of referenced source materials that are not publicly available in order to demonstrate that references thereto are not false or misleading under Rule 14a-9. In Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("**SLB 14G**"), the Staff explained that, if a proposal references a website that is not publicly available, "it will be impossible for [the] company or the staff to evaluate whether the website reference may be excluded" and such reference could accordingly "be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of the proposal." SLB 14G clarified, however, that a proponent may remedy such shortcoming and may include a reference to a website that is not yet publicly available "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website."

In the case at hand, paragraphs four through six of the Supporting Statement reference a report by GMI Ratings which is not available to the public. The Company has contacted both the Proponent and GMI Ratings for a copy of the report, but has not obtained a copy from either party. Since the Company does not have access to the report, it cannot verify whether the statements are accurately reproduced in the Supporting Statement or taken out of context, nor can it confirm that the source materials are current and not misleading. Consequently, it is impossible for the Company to evaluate whether the references are consistent with the Commission's proxy rules. In the event that the Staff does not concur that the Supporting Statement should be excluded in its entirety on this basis, the Company believes that the Supporting Statement should at least be revised to exclude the four paragraphs which reference and appear to be attributable to the unsubstantiated sources.

Conclusion

For the above stated reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal or, alternatively, the aforementioned portions of the Supporting Statement from its Proxy Materials.

Should you have any additional questions, or if the Staff is unable to concur with the Company's request without additional information or discussion, the Company respectfully requests the opportunity to speak with the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact me at 540-561-1632 if the Company can be of any further assistance.

Very truly yours,



Rachel E. Geiersbach
Vice President, Legal

cc: Mr. John Chevedden

EXHIBIT A

Rachel Geiersbach

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, December 08, 2014 9:49 PM
To:	Sarah Powell
Cc:	Rachel Geiersbach
Subject:	Rule 14a-8 Proposal (AAP)``
Attachments:	CCE00007.pdf

Dear Ms. Powell,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a penny it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16　　***FISMA & OMB Memorandum M-07-16***

Ms. Sarah Powell
Corporate Secretary
Advance Auto Parts, Inc. (AAP)
5008 Airport Road
Roanoke, VA 24012
Phone: 540 362-4911
FX: 540-561-1448

Dear Ms. Powell,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to MB Memorandum(at)-07-16***

FISMA & OMB Memorandum M-07-16

Sincerely,





John Chevedden　　Date

FISMA & OMB Memorandum M-07-16

cc: Rachel Geiersbach <rachel.geiersbach@advance-auto.com>

[AAP: Rule 14a-8 Proposal, December 8, 2014]

Proposal X – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.

A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Advance Auto Parts shareholders, from only those shareholders with at least one-year of continuously stock ownership, to call a special meeting.

Thus potentially 50% of Advance Auto Parts shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Advance Auto Parts one-year rule. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Our inside-related Chairman John Brouillard (on our audit committee also) was negatively flagged by GMI Ratings, an independent investment research firm, because of his tenure on the Eddie Bauer Holdings board when it filed for bankruptcy. Other inside-related directors included Jimmie Wade, Temple Sloan and William Oglesby. The Advance Auto Parts board lacked an independent majority and a fully independent audit committee (a serious concern for shareholders according to GMI).

Darren Jackson was given $12 million in 2013 Total Realized Pay. GMI said unvested equity pay partially or fully accelerate upon CEO termination. Advance Auto Parts pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal X

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rachel Geiersbach

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 11, 2014 4:30 PM
To: Sarah Powell
Cc: Rachel Geiersbach
Subject: Rule 14a-8 Proposal (AAP) blb
Attachments: CCE00009.pdf

Dear Ms. Powell,
Attachcd is thc rulc 14a-8 proposal stock owncrship vcrification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. BOX 770001
CINCINNATI, OH 45277-0045



AAP Post-it® Fax Note 7671	Date 12-11-14 # of pages ▶
To Sarah Powell	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 570-581-1448	Fax #

December 11, 2014

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50.000 shares of Quest Diagnostics, Inc. (CUSIP: 74834L100, trading symbol: DGX), no fewer than 50.000 shares of Stericycle, Inc.. (CUSIP: 858912108, trading symbol: SRCL), no fewer than 50.000 shares of Verisign, Inc. (CUSIP: 92343E102, trading symbol: VRSN), no fewer than 50.000 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP) and no fewer than 100.000 shares of the Southern Company (CUSIP: 842587107, trading symbol: SO) since June 1, 2013 (in excess of eighteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W876746-10DEC14

From: Rachel Geiersbach
Sent: Friday, December 19, 2014 4:23 PM
FISMA **To:** OMB Memorandum M-07-16
Cc: Sarah Powell; Zaheed Mawani
Subject: RE: Rule 14a-8 Proposal (AAP)``
Importance: High

Mr. Chevedden:

Please see the attached reply to your letter dated December 8, 2014 addressed to Sarah Powell.

Thank you,

Rachel Geiersbach
Vice President, Legal
Advance Auto Parts
5008 Airport Road
Roanoke, VA 24012
Phone: (540) 561-1632
Fax: (540) 561-1448

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 08, 2014 9:49 PM
To: Sarah Powell
Cc: Rachel Geiersbach
Subject: Rule 14a-8 Proposal (AAP)``

Dear Ms. Powell,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a penny it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Sarah E. Powell
Senior Vice President, General Counsel and
Corporate Secretary

ADVANCE AUTO PARTS
5008 Airport Road
Roanoke, VA 24012

Direct: 540.561.1186
Fax: 540.561.1448
Email: spowell@advance-auto.com

December 19, 2014

VIA UPS Overnight Mail and E-Mail

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On December 8, 2014, Advance Auto Parts, Inc. (the "**Company**") received via email sent from you to Ms. Sarah Powell a shareholder proposal and supporting statement submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("**Rule 14a-8**"), entitled "Proposal X - Right to Act by Written Consent" (such proposal and supporting statement together, the "**Proposal**"). The cover letter accompanying the Proposal indicates that all communications should be directed via email to your attention. We appreciate your interest in the Company. We value the feedback of our shareholders and take them seriously.

So that the Company may investigate your assertions and verify that they are not being presented in a false or materially misleading manner, please provide us a copy of each of the GMI Ratings research and "Stock Market Investors Have Become Absurdly Impatient" sources referenced in your supporting statement. Additionally, please inform us of the source underlying the following claim in your supporting statement: "Darren Jackson was given $12 million in 2013 Total Realized Pay." In doing so, please define "Total Realized Pay" and apprise us of the source of such defined term.

Please also note that the Company is concerned that your supporting statement may contain proprietary and copyrighted material of GMI Ratings. Use of such material without GMI Ratings' consent or authorization may be considered, among other things, copyright infringement in violation of Title 17 of the U.S. Copyright Act of 1976. Accordingly, please provide us with proof that (i) you have a right and license from GMI Ratings to use its material in the proposal and (ii) you have the right to sublicense the Company to include such information in our proxy statement.

If you have any questions, please do not hesitate to contact Rachel Geiersbach at 540-561-1632.

Very truly yours,



Sarah Powell
Senior Vice President, General Counsel and
Corporate Secretary


Advance Auto Parts
Service is our best part.

:

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 31, 2014 at 11:50:26 AM EST
To: Sarah Powell <spowell@advance-auto.com>
Subject: Rule 14a-8 Proposal (AAP)

Dear Ms. Powell,
Thank you for you letter. As the company probably at least suspects that the proponent is not authorization to distribute the copyrighted material of GMI Ratings to the company. However the company is entitled to disclaim all connection to any rule 14a-8 proposal and to vigorously rebut any rule 14a-8 proposal (that is limited to 500-words) with unlimited words of its own.
Sincerely,
John Chevedden